Filed pursuant to 424(b)(3)

Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 8 DATED JANUARY 21, 2014

TO THE PROSPECTUS DATED APRIL 26, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc. (the “Company”), dated April 26, 2013 (the “Prospectus”), as supplemented by Supplement No. 7, dated December 19, 2013. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

As previously disclosed, we closed our primary offering in July 2013. Since then, our board of directors has engaged a third party advisor to assist us with the exploration of potential strategic alternatives, including but not limited to alternatives for effecting a liquidity event. There can be no assurance that we will determine to pursue any strategic alternatives or liquidity event.